OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Horror Equity Fund, Inc.

208 S. Beverly Drive, Ste 204
Beverly Hills, CA 90212

www.HorrorEquityFund.com


HEF
HORROR
EQUITY
FUND

10000 shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Horror Equity Fund, Inc.
Corporate Address	208 S. Beverly Drive, Ste 204, Beverly Hills, CA 90212
Description of Business	***Horror Equity Fund (HEF)*** was born of the necessity for a central place for professionals, fans, and investors to meet, offer services, find opportunities, discover content, and find funding for horror-centric projects.
Type of Security Offered	Class A Common Stock (Non-Voting)
Purchase Price of Security Offered	$1 per share
Minimum Investment Amount (per investor)	$100

Perks

$100 Investment Receive: 30 Day Free Trial on Shudder

$250 Investment: Choice of: Zombie Gnome and Book (Legless Larry or Patient Zero) $41.50 retail value OR $50 Ikan Gift Card Filmmaker Accessories OR $25 Restaurant.com Gift Card Dinner and 2 movie tickets from FANDANGO

$500 Investment: **Choice of:** Zombie Gnomes and Book (Rising Herd) $81.50 retail value **OR** $100 Ikan Gift Card **OR** $50 Restaurant.com Gift Card for Dinner and 2 movie tickets from FANDANGO **OR** 1 Year Membership to Shudder $47.88 retail value **OR** Any **two perks** from the lower tiers

$1000 Investment Choice of: Zombie Gnome Collection $137 retail value OR $200 Ikan Gift Card OR $100 Restaurant.com Gift Card and 2 movie tickets from FANDANGO OR Any two perks from the lower tiers

$2,500 Investment **Choice of:** Oscar B-20 Camera Backpack ($159.99) **and** $50 Ikan Gift Card **OR** "Thank You" in Credits in a HEF Produced Film Priceless **OR** Any **two perks** from the lower tiers

$5,000 Investment: **Choice of:** Fly X3 Plus Gimbal ($259.99) **OR** Visit to the Set **and** Walk-on in a HEF Produced Film **and** Thank You in Credits of a HEF Produced Film** Priceless **OR** Any **two perks** from the lower tiers

$10,000 Investment: Choice of: DS2A Angled Gimbal ($749) OR Visit to the Set and Walk-on in HEF Produced Film and 2 Nights Hotel Accommodation in Film Location and Thank You in Credits of a HEF Produced Film** Priceless OR Any two perks from the lower tiers

$25,000 Investment: **Choice of:** EC1-Beholder 3-axis Gimbal plus Monitor ($1399) **OR** a **SPEAKING ROLE** in HEF Produced Film **and** 2 Nights Hotel at the Location** Priceless **OR** Any **two perks** from the lower tiers

$50,000 Investment: **Choice of:** Armor Man 2 Gravity ($2399) or **and** a SPEAKING ROLE in a HEF Produced Film **and** 2 Nights Hotel at the Location and Airfare** Priceless **OR** You can also trade your $50K perk for any of the perks above

$100,000 Investment: Indie Filmmaker Starter Kit from Ikan "Because We're Filmmakers too". Tripod, 7" articulating arm, Fly Plus 3 Axis Gimbal for Smartphones with extra battery, DS2A - Beholder Gimbal with a DH7 monitor kit, Mylo Mini Bi-Color 2 Point LED light kit, Micro Flood Light, Micro Spot on Camera Light, Onyx 240 Bi Color On-Camera LED light, 2 Stage Aluminum Tripod w/GH06 Head, Oscar DV Bag with Dolly, Saddle Sandbag & Weight Bag, Production Slate, Lyra/Rayden/Onyx Light Kit. $4621.62 Retail Value OR Gravity 3-Axis Handheld Gimbal System for Cinema Cameras & DSLRs w/ Motion Mimicking Control System & Hard Case. $4799 Retail Value. OR Any two perks from the lower tiers

Additionally, All investors *will receive a certificate of investment to display proudly! Certificate is ceremonial and has no financial value.*

***At these perk levels, investors are responsible for their own travel; location might not be in Los Angeles.*

****Airfare must be coach and domestic. Travel is provided for two people.*

All perks will be sent after the close of the CF raise and will be handled and distributed by HEF and/or our associates.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Formed as an LLC in 2014 and converted to a C-Corp in 2015, Horror Equity Fund (HEF) intends to offer investors the opportunity to invest in a genre of entertainment that historically has offered the greatest Return on Investment (ROI). Our plan is to offer access to an exclusive cross-collateralized, diversified portfolio that markets only horror-centric properties with the highest ROI potential.

HEF curates, develops and accelerates to market projects in film, television, virtual reality, augmented reality, live presentations, publishing, video gaming, merchandizing and other transmedia categories, creating a portfolio of profit participation.

HEF promotes what we feel are only the most highly vetted projects for funding through a combination of private equity sources, co-productions and its exclusive and proprietary equity crowd investing platform. HEF may also fund, in-house, select projects in whole or in part chosen from the "best of the best."

Fans, content creators and investors are offered, through our proprietary community, the Federation of Horror (FOH), a Horror Equity Fund App: a transparent and candid commitment to the investor brokering honesty, integrity and the deepest creative bench in horror entertainment.

Market Analysis Summary

"Horror" as a market genre has had unique success with relatively high ROI and consistent performance in every medium. Horror, and its related sub-genres, offers several advantages that make it attractive as a vehicle for financing films and other horror-centric projects through HEF.

Target Market Trends & Growth

Horror films can be effective on a low budget: Horror films do not rely major stars or massive special effects to be successful. The most successful examples of the genre – (*Halloween, Paranormal Activity, Saw, Friday the 13th, The Blair Witch Project, Get Out, IT, Annabelle: Creation and Split, etc.*) were built from largely unknown actors, extremely low budgets and inexpensive location shooting. The typical low-budget horror film costs a few hundred thousand dollars and can easily make that investment back from television licensing, DVD, VOD and other ancillary sales. HEF is "budget-agnostic": the quality of the script and package, coupled with the ability to successfully distribute the project decides the amount to raise for the project.

A rabid, reachable (but presently decentralized) fan base. Horror fans are among the most loyal fans anywhere. HEF's directed social media marketing and PR reach is unexcelled. With the pool of possible investors and supporters growing every day, HEF controls and has at its fingertips vast market research and growing analytics that will fuel growth and expansion, while increasing revenue streams and profitability.

In addition to consuming these products, these die-hard fans flock to Horror conventions and buy horror merchandise. There are, in the United States, almost 100 horror conventions every year.

According to a study by FEAR.net (commissioned by Sony Films and others), the Horror industry in the U.S. is approximately an $8 billion business, and increasing.

Marketing Strategy and Implementation Summary

While HEF engages in traditional independent marketing models for films, games (AR/VR) and other projects, HEF's marketing is also based (in large part) on the time-tested cooperative marketing model.

While all other crowdfunding platforms ask the issuer to tackle the enormous task of marketing their project, a chore they may be ill-equipped to undertake, HEF believes it can do the job more efficiently, more effectively and at lesser expense for an individual Project. Happily, this key competitive advantage naturally emanates directly from another of HEF's core missions – offering HEF entry into the world of big data and refined analytics (all campaigns, contests, projects, polls, the Federation of Horror community, etc.) will generate extensive useable and valuable data, analytics and information.

In addition to web advertising, intensive social media penetration and appearances at Horror conventions, all communications though HEF and recorded by HEF, brokered deals through HEF, etc. are positioned and utilized to drive website and platform traffic, helping to develop a core group of interested investors.

The value of the immense data mined and analyzed from all of these interactions, communications and circumstances is recognized and will be utilized by HEF in a variety of ways in order to increase success and revenue of all of its endeavors.

Presently, HEF is engaged and teaming with the award-winning consulting firms: **Moving Pictures Media Group** – production & finance, **Platinum Studios** – comics, graphic novels & publishing, **Nandar Entertainment** – production & distribution, **New York Film Academy** -education, **Acort International** – distribution, **Buffalo 8** – finance & debt equity, **Puzzle Tree Media** – visual and special FX, **FantaCo Enterprises** – publishing, **Ascension Media** – production & marketing, **The Blaine Group, Inc.** – marketing, who would initially handle web outreach and social media penetration, press releases, marketing campaigns, traditional media features, and so forth. HEF also plans to employ its own marketing executive(s) to follow up on the marketing plans developed, both in outreach and implementation.

Included in any such comprehensive branding and marketing plan will be: expanded blogger and community outreach, media press kit, editorial placements, increased and specialized Social Media engagement, press release campaign(s) for both HEF and projects (Cooperative messaging), appropriate video releases – and more.

Competition

The Horror Equity Fund, Inc, incorporated in 2015, we believe is the first and, by far, the most experienced in this genre entertainment space. It develops and promotes projects through its own professional evaluation process, consulting closely with distributors and their creative teams before any project is considered for financing; creating what we believe to be a unique position in a competitive environment. Currently, its main competition is the Raven Fund I, Legion M, Filmio and Indiegogo.

- Raven Fund I, an umbrella fund, formed to develop, produce, invest in, distribute, manage, and structure a diversified portfolio of horror genre entertainment investments between $1 and $5 million dollars.
- Legion M, a crowdfunded production company formed to work with content creators to bring original movies, TV and VR to market.
- Filmio, an entertainment company co-owned by fans to partner with Hollywood producers.
- Indiegogo, an investment crowdfunding platform, investing in specific horror projects.

HEF is not a production company. While these companies might overlap with some of HEF's advantages, to the best of our knowledge, no company in this space has HEF's combination of experience, community aggregation, project analysis/ risk mitigation, reverse-engineering, genre focus with diverse media range, or the ability to perform services as development to marketing.

Liabilities and Litigation

The Company is currently not involved in any litigation.

The team

Officers and directors

Marlon Schulman	CEO, Founder, Director
Brian Herskowitz	Chief Creative Officer, Founder, Secretary , Director
Tony Timpone	Sr. Vice President
Curtis Anderson	Acting CFO

Marlon Schulman
Marlon Schulman, our Founder & CEO is a seasoned executive and attorney with diverse accomplishments and successes (Disney, Orion, Bandai and others). Marlon conceived of and led mainstream introduction of Anime into the U.S. market with a successful, innovative $350 million revenue-generating company. Specializes in creating revenue and value from organizing and servicing diverse, under-served consumer and professional communities utilizing new technology and innovative solutions. Horror Equity Fund, Inc. (LLC, then Inc.) Founder, CEO, Director 01/2014 – present NDH Search, Inc. (Architectural Search) Business Affairs/Legal Consultant 01/2012 - present Libertas Law Group (Legal) Of counsel 01/2010 – January, 2017

Brian Herskowitz

Brian Herskowitz, our Chief Creative Officer, is a veteran Hollywood producer, writer and director of feature films, television and digital series. He is the author of screenwriting text," Process to Product: A Practical Guide to Screenwriting," and is a faculty member at the Boston University of Los Angeles' graduate degree program, Writer in Hollywood. Horror Equity Fund, Inc. (LLC then Inc.) Chief Creative Officer, Founder, Secretary , Director 01/2014 – present Boston University (Los Angeles Writer in Hollywood Education Program) University Faculty 2005- present Hard G, Inc. (Entertainment company) V.P. 1987 – present Artist Media Cooperative (Entertainment) V.P. Production 2008 – present Hollywood Brazilian Jujitsu Judo Instructor 2014 - present

Tony Timpone

Tony Timpone, Sr. Vice President served as Fangoria editor-in-chief from 1987-2010 before moving on to manage the company's VOD and DVD divisions. As a Co-Host/Producer, Timpone worked on Fangoria Radio for Sirius XM Satellite Radio for four years and was the Producer/Interviewer for Fangoria TV's Screamography series. He has produced film, TV, and published works as a leading authority on the Horror Genre. Tony is a programmer and consultant to major film/horror festivals and conventions. Horror Equity Fund, Inc. Senior V.P. 05/2017 – present Fantasia Film Festival Co-Director of International Programming 1998 – present Monsterpalooza (Fan convention) Programming Chief 08/2016 – present Freelance NBC Universal/Chiller, website, writer 2014 - present Dread Central, website, writer May 2017 - present

Curtis Anderson

Curtis Anderson, our Acting Chief Finance Officer, is a senior business executive with 30 years of cross-functional experience in many industries. Having co-founded two companies, both of which were acquired by publicly traded companies in multi-million-dollar transactions. He possesses deep experience in developing and implementing systems and processes in corporate budgeting, reporting and analysis to growing organizations. Horror Equity Fund, Inc. (LLC then Inc.) CFO 06/2015 – present B2B CFO – (Management Consulting) Partner 04/2013- 03/2015 OmniVista Advisors - (Management Consulting) President 3/2015 - present

Number of Employees: 5

Related party transactions

All capital contributed to the company has been through loans from its principal shareholder, Marlon Schulman. Interest on these loans accrues, but is capitalized to the loan until the Company has sufficient cash to service and repay the shareholder loans. Long-term debt consists primarily of loans made by the principal shareholder, Marlon Schulman, for the purposes of financing the start-up activities and costs associated with the Reg. CF Offering. Interest on the Shareholder Note accrues but is capitalized to the loan until the the Company has cash sufficient to service and repay the Shareholder Loans. As of June 30, 2017 and 2016, the Company owes $57,047 and

$47,743, respectively, on the Shareholder Note. Additionally, the Company has issued all of its Class B common shares to Mr. Schulman and Mr. Herskowitz. Except as described above, there are no further related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **WE HAVE A LIMITED OPERATING HISTORY THAT YOU CAN USE TO EVALUATE US, AND THE LIKELIHOOD OF OUR SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS AND DELAYS FREQUENTLY ENCOUNTERED BY A SMALL DEVELOPING COMPANY.** We were incorporated in Delaware in 2015. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.
- **SHAREHOLDERS WILL HAVE NO CONTROL.** The Class A shares being offered have no voting rights and thus, the shareholders will have no control over the decisions of the Company.
- **BECAUSE OF COMPETITIVE PRESSURES FROM COMPETITORS WITH MORE RESOURCES, WE MAY FAIL TO IMPLEMENT ITS BUSINESS MODEL PROFITABLY.** The independent motion picture business is highly fragmented and extremely competitive. The market for customers is intensely competitive and such competition is expected to continue to increase (see "Competition"). We believe that our ability to compete depends upon many factors within and beyond our control, including the timing and market acceptance of new solutions and enhancements to existing businesses developed by us, our competitors, and their advisors.
- **WE ARE DEPENDENT ON THE POPULARITY OF OUR FILM PRODUCTS, VIRTUAL REALITY/AUGMENTS REALITY, OTHER HORROR-CENTRIC PRODUCTS, AND LIVE EVENTS.** Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute entertainment products that are popular with audiences and are then sold and/or distributed via distribution channels that are efficient and cost effective.
- **WE MAY BE UNABLE TO COMPETE WITH LARGER OR MORE ESTABLISHED FILM COMPANIES.** We face a large and growing number of competitors in the film and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and

audiences. We cannot be sure that we will be able to compete successfully with existing or new competitors.

- **OUR FINANCIAL REVIEW INCLUDES A GOING CONCERN NOTE** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **WE WILL REQUIRE ADDITIONAL FINANCING IN ORDER TO IMPLEMENT OUR BUSINESS PLAN. IN THE EVENT WE ARE UNABLE TO ACQUIRE ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN RESULTING IN A LOSS OF REVENUES AND ULTIMATELY THE LOSS OF ANY SHAREHOLDER'S INVESTMENT.** Due to our limited operating history, we will have to use all our existing resources to complete and market our motion picture products and develop our distribution channels. Much of the proceeds from this offering will be used to do an offering under Regulation A. Following this offering we will need to raise additional funds to expand our operations. We may raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders will lose part or all of their investment.
- **WE DO NOT CURRENTLY HAVE ANY INTELLECTUAL PROPERTY PROTECTION** We currently do not have any trademarks or copyrights filed or protection of our intellectual property. We may be subject to legal proceedings alleging claims of trademark or copyright infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business. Additionally, we cannot guarantee that our trademarks or copyrights will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks or copyrights.
- **MR. SCHULMAN AND MR. HERSKOWITZ HAVE LIMITED EXPERIENCE IN SOME OF THE ENTERTAINMENT BUSINESSES WE ARE ENTERING AND MAY BE RELIANT ON CONSULTANTS AND OTHERS WHO HAVE GREATER MANAGEMENT EXPERIENCE. THIS COULD IMPACT OUR RETURN ON INVESTMENT, IF ANY.** Reliance on Mr. Schulman and Mr. Herskowitz's limited experience in developing comparable businesses, puts our investors at risk in losing their entire investment. Manager intends to hire additional personnel in the future who will have the experience required to help manage our company, when the Company is sufficiently capitalized.
- **AS THERE IS NO PUBLIC MARKET FOR OUR COMMON SHARES, THEY ARE AN ILLIQUID INVESTMENT AND INVESTORS MAY NOT BE ABLE TO SELL THEIR**

SHARES. No market currently exists for our securities and we cannot assure you that such a market will ever develop, or if developed, will be sustained. Our common stock is not currently eligible for trading on any stock exchange and there can be no assurance that our common stock will be listed on any stock exchange in the future.

- **THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS WHICH ARE SPECULATIVE IN NATURE.** This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. Forward looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed.
- **WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, CASH DIVIDENDS IN THE FORESEEABLE FUTURE.** We have not paid any cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities that we may issue. Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Marlon Schulman, 75.0% ownership, Class B Common Shares
- Brian Herskowitz, 25.0% ownership, Class B Common Shares

Classes of securities

- Class B Common Stock: 7,500,000

Voting Rights (of this security)

The holders of shares of the Company's Class B Common Stock, $0.0001 par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock"), are entitled to one vote per share on any matter on which stockholders of the Company vote or consent.

Rights to Receive Liquidation Distributions

Liquidation Rights. Subject to the rights and preferences of any then outstanding Preferred Stock, in the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences
The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

(See attached Articles of Incorporation for more details)

- Class A Common Stock: 0

  Voting Rights (of this security)
  The holders of shares of the Company's Class A Common Stock, $0.0001 par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock"), are not entitled to vote on any matter.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. Subject to the rights and preferences of any then outstanding Preferred Stock, in the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

  Rights and Preferences
  The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

  (See attached Articles of Incorporation for more details)

- Preferred Stock: 0

  The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware to establish from time to time the number of shares, to fix the designation, powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series.

  (See attached Articles of Incorporation for more details)

What it means to be a Minority Holder

The Class A Shares are non-voting shares

As a holder of Class A shares, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-06-30.

Financial Condition

Results of Operation

We have no material operating history. We have been focused primarily on building the infrastructure and developing critical relationships necessary for us to execute on our business plan. Accordingly, we have yet to earn any significant revenue and do not anticipate generating revenues until three months after completing this initial raise. The operating losses generated in our first two years of operations were entirely due to our focus on developing the infrastructure, platform and relationships required to execute on our business plan. We forecast that we can operate the business without revenue generation for twelve months.

For the year ended June 30, 2017, we generated $5,000 in revenue and loss of $11,704 resulting in a net loss of ($6,704.) We generated revenues through development and marketing fees. Our expenses were related to legal fees, readers, on accountants, web hosting, web development, and advertising.

For the year ended June 30, 2016, we did not generate revenues as we continued to develop our business plan. During this time, we incurred significant fees for development, legal fees, and marketing resulting in expenses of $47,743.00 and a net loss of ($47,743).

We currently hold long-term debt of $57,047 which is from loans from our CEO, Marlon Schulman. This source of funds has provided the financing for our operations for the last two (2) years. We also have short-term debt of $3,488.

Financial Milestones

Our company was formed to discover, develop, accelerate to market and assist in the funding of horror-centric entertainment projects across multiple platforms including films, virtual and augmented reality, video games, live events, publishing and merchandise. Achieving our company objectives is dependent on the completion of the current capital raise. Upon successful completion of this raise of at least $200,000 we will immediately embark on a campaign to raise an additional $5,000,000 to further execute on the business plan.

Liquidity and Capital Resources

We currently have $6,503.00 in cash as our only asset. To date, we have been financed by our CEO, Marlon Schulman. Our company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.

We had liabilities in excess of assets as of the latest fiscal year end (30 June 2017) and continued operations depend upon successfully completing this initial capital raise. Even if our company is successful in this offering of raising $1,070,000, we will seek to continue raising capital through crowdfunding and/or private equity offerings, debt issuances or any other method available to the company. Upon successful completion of this raise of at least $200,000, we will immediately embark on a campaign to raise an additional US$5,000,000 to further execute on the business plan.

We believe with a minimum of $10,000, we will not be able to produce a film, but will be able to participate in other projects. This will assist us in launching our operations and eventually raising additional funds in order to move forward with one of our own projects.

Indebtedness

Long-term debt consists primarily of loans made by the principal shareholder, Marlon Schulman, for the purposes of financing the start-up activities and costs associated with the Reg. CF Offering. Interest on the Shareholder Note accrues but is capitalized to the loan until the the Company has cash sufficient to service and repay the Shareholder Loans. As of June 30, 2017 and 2016, the Company owes $57,047 and $47,743, respectively, on the Shareholder Note. Additionally, the Company has issued all of its Class B common shares to Mr. Schulman and Mr. Herskowitz.

Recent offerings of securities

None

Valuation

$7,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Minimum Offering Amount Sold	Maximum Offering Amount Sold
Total Proceeds	$ 10,000.00	$1,070,000.00
Less Offering Expenses	$ -	$ -
StartEngine Fees (6% total fee)	$ 600.00	$1,070,000.00
Net Proceeds	$ 9,400.00	$1,005,800.00
Funding and Legal Expenses (1)	$ -	$ 45,000.00
Projects and Production		

Editing (2)	$	9,400.00	$	300,000.00
Administrative Expenses (3)	$	-	$	65,000.00
Marketing Expenses (4)	$	-	$	400,000.00
Loan Payback to Related Parties (5)	$	-	$	100,000.00
Working Capital (6)	$	-	$	90,000.00
Contingency (7)	$	-	$	5,800.00

We are seeking to raise a minimum of $10,000 and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

- Embark upon an equity capital raise of $5,000,000 with the objective of closing that raise within 12 months;
- Continue building the Federation of Horror website and begin accumulating content for that site;
- Continuing to identify and accelerate horror-centric entertainment projects to market

(1) We intend to embark on a Regulation A filing following this offering. We intend to use some of the proceeds from this offering for that purpose.

(2) If we raise a minimum of $10,000, it is our intention to find a project that will allow us to make a minimal investment of $9,400. We believe, even at this small minimal investment, we will be able to springboard our business in a positive direction which will allow us to raise money in other channels or generate revenues. At the maximum amount, we intend to look for a variety of projects which we can fund or, conversely, fund one large project such as those discussed in our business summary sections. These costs in investments in targeted projects, reader costs, and outside consultant fees.

(3) If we raise our maximum amount, we believe we will incur administrative expenses such as salaries and wages; rent, utilities and other occupancy expense; office supplies, insurance, and travel

(4) We intend on spending a large portion of our raise on marketing expenses for both our company and our individual projects. Marketing may include, but is not limited to, web advertising, social media marketing, print advertising, promotions, website hosting, website building and enhancement, as well as conference attendance.

(5) To date, our CEO has lent the Company approximately $57,000. It is expected that the Company will incur additional debt prior to this offering closing that will be provided by our CEO. Therefore, in the event that the Company does incur such debt, it will allocate proceeds towards extinguishing that debt. If no other debt is incurred

and the maximum amount is raised, the Company intends to instead allocate remaining funds to project costs.

(6) The company intends to allocate approximately $90,000 to working capital if the maximum amount of capital in this offering is raised.

(7) The Company has allocated a minimal amount to contingency in the event that any category is in need of additional capital beyond the use of proceeds herein discussed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary payments to Company founders Marlon Schulman and Brian Herskowitz. As identified previously in the "Use of Funds", the Company may repay portions or all of the related party notes.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.HorrorEquityFund.com in the area labeled "annual report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Horror Equity Fund, Inc.

[See attached]

Horror Equity Fund Inc.

(a Delaware corporation)

Unaudited Financial Statements

For the fiscal period of July 23, 2015 (inception) through June 30, 2016

And the fiscal year ending June 30, 2017

Prepared by:


IndigoSpire

IndigoSpire CPA Group, LLC

Aurora, CO

Financial Statements

Horror Equity Fund Inc.

Table of Contents


IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 27, 2017

To: Board of Directors of Horror Equity Fund Inc.
Attn: Marlon Schulman

Re: FYE 2017 and 2016 Financial Statement Review
Horror Equity Fund Inc.

We have reviewed the accompanying financial statements of Horror Equity Fund Inc. (the "Company"), which comprise the balance sheet as of the fiscal years ending June 30, 2017 and 2016, the related statements of income and cash flows, and the related notes to the financial statements for the period of July 23, 2015 (inception) ending June 30, 2016 and the fiscal year ending June 30, 2017. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Horror Equity Fund Inc.

Balance Sheet (unaudited)

As of June 30, 2017 and 2016

See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

	2017	2016
ASSETS		
Current Assets		
Cash & Cash Equivalents	6,503	1,470
Total Current Assets	6,503	1,470
Non-current Assets		
None		
TOTAL ASSETS	**6,503**	**1,470**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
LIABILITIES		
Current Liabilities		
Accrued Liabilities	3,488	1,105
Total Current Liabilities	3,488	1,105
Non-current Liabilities		
Shareholder Notes Payable	57,047	47,743
TOTAL LIABILITIES	**60,535**	**48,848**
SHAREHOLDERS' EQUITY		
Common Stock, Class A: 200,000,000 shares authorized, $0.0001 par value; 0 shares issued	0	0
Common Stock, Class B: 7,500,000 shares authorized, $0.0001 par value; 7,500,000 shares issued	750	750
Additional Paid-in Capital	(500)	(550)
Retained Earnings, net of Distributions	(54,282)	(47,578)
TOTAL SHAREHOLDERS' EQUITY	**(54,032)**	**(47,378)**

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Income Statement (unaudited)

For the period of July 23, 2015 (inception) ending June 30, 2016
And for the fiscal year ending June 30, 2017
See Accountant's' Review Report and Notes to the Financial Statements

	2017	2016
Revenues, net of Allowances and Returns	5,000	0
Less: Cost of Revenues	0	0
Total Gross Profit	5,000	0
Operating Expenses	11,218	47,471
Total Income from Operations	(6,218)	(47,471)
Other Income and Expense	0	0
Interest Income/(Expense)	(486)	(107)
Total Income before Taxes	(6,704)	(47,578)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(6,704)**	**(47,578)**

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the For the period of July 23, 2015 (inception) ending June 30, 2016
And for the fiscal year ending June 30, 2017
See Accountant's' Review Report and Notes to the Financial Statements

	Class A Stock		Class B Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance at July 23, 2015 (inception)	**0**	**$0**	**0**	**$0**	**$0**	**$0**	**200**
Issuance of initial shares			7,500,000	750	(550)		0
FYE 2016 Net Income						(47,578)	(47,578)
Balance at June 30, 2016			**7,500,000**	**750**	**(550)**	**(47,578)**	**(47,378)**
Contribution to capital					50		
FYE 2017 Net Income						(6,704)	(6,704)
Balance at June 30, 2017	**0**	**0**	**7,500,000**	**750**	**(500)**	**(54,282)**	**(54,032)**

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Statement of Cash Flows (unaudited)

For the period of July 23, 2015 (inception) ending June 30, 2016
And for the fiscal year ending June 30, 2017
See Accountant's' Review Report and Notes to the Financial Statements

	2017	2016
CASH FLOWS FROM OPERATIONS		
Net Income	(6,704)	(47,578)
Increase Accrued Expenses	2,383	1,105
TOTAL CASH FLOWS FROM OPERATIONS	(4,321)	(46,473)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Shareholder Note	9,304	47,743
Proceeds from Issuance of Stock	0	200
Capital contribution	50	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	9,354	47,943
NET CHANGE IN CASH POSITION	5,033	1,470
Cash, beginning of year	1,470	0
Cash, end of year	6,503	1,470

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)

For the period of July 23, 2015 (inception) ending June 30, 2016
And for the fiscal year ending June 30, 2017

NOTE 1 - NATURE OF OPERATIONS

Horror Equity Fund Inc. (the "Company") was formed under the laws of Delaware on July 23, 2015. The Company is based in Beverly Hills, California. Marlon Schulman and Brian Herskowitz lead the Company. The Company has been formed to discover, develop, accelerate to market and assist in the funding of horror-centric entertainment projects across all types of media including films, virtual reality/augmented reality video games, live events, publishing and merchandise.

The Company is going through the process of issuing securities under Title III of the JOBS Act to further grow and expand its business (the "Reg. CF Offering"). The Reg. CF Offering, if approved by the U.S. Securities and Exchange Commission, would allow the Company to issue up to $1,070,000 in securities via crowdfunding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company uses June 30 as its fiscal year end for tax and accounting purposes.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue and costs in accordance with US generally accepted accounting principles. In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Fair Value of Financial Instruments
The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local

competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2017 and 2016, the Company had $6,503 and $1,470, respectively, of cash on hand.

Revenue Recognition
The Company will recognize sales revenue as projects create cash flow or accrue other items of income.

Deferred Offering Costs
The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed. While the Company had not incurred any Deferred Offering Costs as of the period presented, the Company may incur Deferred Offering Costs associated with the Reg. CF Offering that require capitalization in the future.

Start-Up Costs
In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred. The Company has incurred $21,999 of Start-Up Costs as of the balance sheet dates. In conjunction with the Company's capital raising efforts, the Company will likely incur additional marketing, office and professional expenses. These costs have been expensed in the period incurred but require capitalization and amortization over a 180 month period for US federal income tax purposes.

Income Taxes
The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At June 30, 2016, the Company has a federal net operating loss ("NOL") carryforward. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward will begin to expire in 2035.

NOTE 3 – SHAREHOLDER NOTE

Long-term debt consists primarily of loans made by the principal shareholder, Marlon Schulman, for the purposes of financing the start-up activities and costs associated with the Reg. CF Offering. Interest on the Shareholder Note accrues but is capitalized to the loan until the the Company has cash sufficient to service and repay the Shareholder Loans. As of June 30, 2017 and 2016, the Company owes $57,047 and $47,743, respectively, on the Shareholder Note.

NOTE 4 - RELATED PARTY TRANSACTIONS

The related party transactions during the financial statement periods consist primarily of the Shareholder Note discussed in Note 3.

Additionally, the Company has issued all of its Class B common shares to Mr. Schulman and Mr. Herskowitz.

NOTE 5 – GOING CONCERN

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company's planned commercial activities and strategies. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through September 27, 2017 including adoption or implementation of any required accounting standard updates. Subsequent to the balance sheet date, the Company increased the Shareholder Note by an additional $5,000 with plans to further increase it by amounts necessary fund the Company's operations before and during the Reg. CF Offering. No other items or accounting pronouncement adoption require disclosure at this time.

HORROR EQUITY FUND, INC.

September 28, 2017

IndigoSpire CPA Group, LLC
Attn: Ryan Schellhous, CPA

Dear Mr. Schellhous,

This representation letter is provided in connection with your review of the financial statements of Horror Equity Fund Inc., which comprise the balance sheet as of June 30, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the fiscal years ending June 30, 2017 and 2016, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of September 28, 2017, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated August 16, 2017, including our responsibility for the preparation and fair presentation of the financial statements.
2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.
3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.
7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.
9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.
11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the review.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

   - Management,
   - Employees who have significant roles in internal control, or
   - Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

____

Title:

CEO

Signature Certificate

 Document Reference: AK3TGTIU55KYT7XXDLGWR5



RightSignature
Easy Online Document Signing



Marlon Schulman
Party ID: REH495ITX2BA8CD73LDXKS
IP Address: 172.114.166.159
VERIFIED EMAIL: mschulman@horrorequityfund.com



Electronic Signature:

Multi-Factor Digital Fingerprint Checksum: ffbeb01fce03fe6fe71667c2944b3f376232020 6



Timestamp	Audit
2017-09-27 12:15:51 -0700	All parties have signed document. Signed copies sent to: Marlon Schulman and Ryan Schellhous.
2017-09-27 12:15:50 -0700	Document signed by Marlon Schulman (mschulman@horrorequityfund.com) with drawn signature. - 172.114.166.159
2017-09-27 12:15:49 -0700	Marlon Schulman (mschulman@horrorequityfund.com) has viewed Consumer Disclosure and affirmatively consented. - 172.114.166.159
2017-09-27 12:14:41 -0700	Document viewed by Marlon Schulman (mschulman@horrorequityfund.com). - 172.114.166.159
2017-09-27 09:28:28 -0700	Document created by Ryan Schellhous (rschellhous@indigospire.com). - 198.0.209.201



This signature page provides a record of the online activity executing this contract.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Horror Equity Fund is pending StartEngine Approval.


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
Horror Equity Fund
Film & Entertainment Investment Platform
Small OPO Beverly Hills, CA Media
Accepting International Investment

If You Love Horror, Own It!

Horror Equity Fund, Inc. (HEF) is a fan-enabled community, offering first-time and experienced investors the opportunity to have access to, be able to participate in, and **profit from the exciting world of horror and thriller entertainment.** Once the private domain of angel investors, banks, and major studios, HEF has created a proven business model that is unique in the horror genre. It's all about mitigation of risk. And we mean business. Insanely awesome business. And we want you to be a part of it.

With vast resources in the entertainment industry at our disposal, the doors of this previously inaccessible genre swing wide open with your participation in HEF. Unlike other entertainment companies, we believe we are positioned to curate, develop and accelerate to market projects in film, television, video games, Augmented Reality/Virtual Reality (AR/VR), live action entertainment, books, toys, merchandising and other transmedia horror categories. And that's the secret sauce: To Invest in today's golden era of horror entertainment, we have established a **cross-collateralized, diversified portfolio and profit participation strategy that mitigates risk** and increases the opportunity for the highest return on investment. Like we said, "We mean business."

"Today, we are experiencing a new golden era in Horror entertainment. Our model establishes a cross-collateralized, diversified portfolio that mitigates risk and subsequently increases the opportunity for the highest return on investment. HEF curates, develops, and accelerates to market projects in film, television, virtual reality, augmented reality, live presentations, publishing, video gaming, merchandising, internet, and other transmedia categories, creating a unique portfolio of profit participation.

Though the commitment to Horror and Thriller entertainment is thriving, the world of Horror has lacked a community where they can find one another, participate in and profit from this popular genre. Horror Equity Fund offers those fans, content creators and investors transparency, honesty, integrity and one of the deepest creative benches in Horror.

*Fans, Content Creators, and Investors will begin to experience the benefits of HEF and immediately participate in the **Mutual Fund** of Horror."*

Marlon Schulman, Founder and CEO

The Investment

Investment
Class A Common Stock | **$5 / share**
If you invest, you're betting HEF will be worth more than $8.5M in the future.

Perks*
At the bottom of this page, you can see details of the exclusive perks available to our investors.



*HEF's mission is to establish itself as the premier destination for investors and content creators to **join forces in making profitable horror** properties in film, TV, gaming, live events and publishing.*

Bringing a Breath of Fresh Air to Hollywood

The **Problem**

People who want to invest in the exciting and potentially lucrative business of entertainment cannot:

- Identify potential profitable projects
- Cherry-pick the very best
- Benefit from diversification
- Cross-collateralize their investment
- Significantly mitigate their risk
- Gain access to the single Highest ROI and Lowest Risk Segment of the entertainment industry.

Horror Fans and Content Creators are not being served by a single, unified platform.

"As a horror purist and one who has been heavily influenced by my father who was once called the "most dangerous filmmaker in the world," I believe the landscape for filmmakers working outside the traditional system has not only changed but is poised to return to the visceral nature of what the giants who came before us all worked to achieve. With HEF's attention to our intentions and dedication to honorable business practices, it's wonderful to see them working to restore the belief that #filmsusedtobedangerous."

George C. Romero, Director / Writer

*"I love the way **Horror Equity Fund makes mitigation of risk a top priority.***

The fact that they are guided by honesty, integrity, and transparency is a breath of fresh air in Hollywood. They are going to help democratize the independent filmmaker's journey by watching out for the investor."

Scott Valentine, Excelsior Capital, Actor, Executive Producer

HEF's **Solution**

"Horror Equity Fund" and the "Federation Of Horror" offers Content – Funding – Experience – Community. HEF has vast knowledge and resources in the world of Horror and **its team consists of professionals at the top of the gaming, film, production and entertainment fields.**

For the first time in entertainment, the HEF team will be aggregating the world of **Horror in a single virtual location** - The Federation of Horror – (FOH) where professionals, fans, horror merchandise, and information will exist side by side in a social media-driven "stocked game preserve."

The vast community of fans and professionals will become and act as part of that team, assuring pre and on-going publicity, activity, and mitigation of risk at the earliest stages.

Backed by Industry Talent

Sean Patrick Flannery, Actor, *The Boondock Saints*

Bill Oberst, Jr., Actor, *Krampus: The Christmas Devil*

HEF Spreads the Risk

HEF is not a production company, but it offers investors, through direct investment into HEF, the opportunity, knowledge, and **ability to participate and profit in this previously inaccessible world of entertainment**. "Projects" include films, video games, AR/VR, live action entertainment, transmedia projects, board and card games, books, toys and other "horror-centric" entertainment properties. HEF is cognizant that "horror" is an elastic term subject to a relatively wide definition (i.e., occult, creatures, psychological thrillers, ghosts, revenge, science gone awry).

Direct investors in HEF gain participation in a **cross-collateralized, diversified portfolio of professionally accelerated long-lived Projects.** HEF **"spreads the risk"** while increasing the opportunity for the highest returns. HEF builds upon a proven business model and adds additional value. HEF's flexible and scalable model accommodates Projects of all sizes, offering partnership potential with the largest possible array of studios, advertisers, distributors, sponsors and media companies.



HEF prides itself on...

- *Expert selection*
- *A reverse-engineered product where we attempt to identify distribution before funding*
- *Acceleration to market, cross-collateralization and diversification*
- *Ability to "cherry-pick" Projects for direct HEF funding*
- *Purchasing power and distribution market potential from social media*

We Believe "Horror" is a Flexible Term

Filmmakers Attest to Our Success

Welcome to The Golden Era of Horror Entertainment



Horror is a $7 Billion Market (and Growing)

Next Stop? The $108B Gaming Market

Virtual Reality (VR) and Augmented Reality (AR) are the "New Frontier" — and particularly for horror content for which the total immersion experience of VR seems custom designed.

With **130-150M headsets predicted to be in the VR/AR/Mobile Markets** within the next 2-3 years and overall game software revenues to soon top $108B. (newzoo.com insights)

Mobile Video Game Example:

The Room / The Room Two/Room Three

Approx. total production budget — **$2.5m (The Room 1-3** based on current rate of exchange**)**

Revenues — **$10M. (The Room/The Room 2/The Room 3)**

"No money spent on advertising. . . marketing . . . PR . . .analysts . . . analystics." - Barry Meade - Founder - Fireproof Games

Invest in Projects Like...

Starleaf

FUNDED

In *Starleaf*, hikers find a secret grove of extra-terrestrial marijuana growing in the Olympic Mountains, and must fight for their lives when they anger the other-worldly forces protecting the plants.

ZBurbs

FUNDED

ZBurbs is a Zom-com, a triumph of love trapped in a Zombie apocalypse/government conspiracy that infects one suburban tract home, possibly right next door: "If you were dinner, you'd be home by now."

The Family Hurt — IN DEVELOPMENT

Thrice Bitten — IN DEVELOPMENT

Identity Theft — IN DEVELOPMENT

Don't Let the Bed Bugs Bite! — IN DEVELOPMENT

HEF IS CURRENTLY DEVELOPING NUMEROUS OTHER FILMS, TV, VIDEO GAMES, AR/VR, LIVE EVENTS, PUBLISHING PROJECTS IN THE EXCITING AND PROFITABLE WORLD OF HORROR.

"Investing in horror does not have to be SCARY — only the project does."

HOW HEF MAKES MONEY

HEF takes a profit position in projects across all media.

Project Fees and Profits
HEF owns a piece of each project and charges fees for services.

The Federation of Horror
Subscription, membership, and ad revenues.

Reg CF Raises
Fees for marketing and administering campaigns.

OUR TOOLS FOR FUNDING PROJECTS

Careful Selection
Upon full financing, HEF will invest in carefully selected projects.

Deep Reach with Reg CF
HEF will run campaigns on Reg CF portals that use the synergy of FOH and our ability to reach the vast horror community.

Established Sources
HEF will engage with traditional and established funding sources.

What is The Federation of Horror?

Gathering fans, investors, and content creators in one centralized location.

Content
- Projects are submitted for consideration by community, vetted by individuals and organizations.

Funding
- Direct-invests in "cherry-picked" projects.
- Third party-traditional equity investments.

Experience
- Obtains distributor input PRIOR to funding.
- Distribution leads to multiple distribution partners.
- VOD/OTT branded streaming service and OTT multi-channel network

Community
- Aggregation of global fans accessible to project creators.
- Defined target audience: marketing, research, PR and direct sales.
- Membership program providing benefits.
- Paid "premium" services (collectible merchandise, events).

More Industry Support

"I'm thrilled about the ongoing relationship with the team at HEF. It's an excitingly robust business model and HEF continues to be a solid partner not only for producing, filmmaking and screenwriting students but all the rest of us horror filmmakers as well! It's fantastic to have a creative and financial venue available to all of us."

Rich Thorne, Producing Chair of the New York Film Academy

"HEF is an excellent resource for emerging and seasoned independent filmmakers seeking a transparent and focused partner for their financial raise. Their dedication to each of their project is indisputable and we look forward to working with them on future projects."

Luke Taylor, Founder & Executive Buffalo 8 Productions

"Indie filmmakers need all the help they can get, and HEF is there to help keep the horror of movies out of your creative life and up on the screen where it belongs!"

Stacy Title & Jonathan Penner, Directors, Writers and Producers, *The Bye Bye Man*

HEF Consultants

Our team of consultants has years of experience across major films and brands.



Craig Allen, Spark Unlimited – Gaming, VR/AR
Devon Blaine, The Blaine Group – PR
Jeff Buhler, Writer
Dean Cundey, Cinematographer/Director
Jesyca Durchin, Nena Media – Gaming
Anthony Ferrante, Director
Jordan Fields, Shout Factory – Distribution/Video/Sales
Jeffrey Giles, Automatic Entertainment – Distribution/Sales
Larry Goebel, Imagination World Wide – Distribution/Sales
Alejandro Hildalgo, Directing/Writing
Louise Levison, Business Plan, Financial Advisor
George C. Romero, Romero Pictures – Director/Producer
Franco Sama, Production Finance
George E. Sinski, ECD Gericsin Entertainment Group
Anne Stimac, Product Placement
Alyssa Padia Walles, Gaming
Straw Weisman, Production/Post Production

HEF Strategic Partners

HEF has carefully selected strategic partners to assure our projects are brought to market.

Acort International — *Sales and distribution*
Arena Cinelounge — *Independent theater chain*
Ascension Media — *Production, marketing, VFX*
Brain Damage Films — *Sales and distribution*









Bondit — *Film financing against union bonds*
Buffalo 8 — *Film finance*
Dark Sky Pictures — *Production*
Digital Cube — *European post house, financing*

Excelsior Capital Partners — *Film finance*
FantaCo — *Graphic novel publishing*
Gore Shriek — *Horror genre comic books*
Happy Trails Animation — *Animation and graphic design*

Ikan Corp — *Film accessories and equipment*
Nandar Entertainment — *Production, distribution, sales*
Moving Picture Media Group — *Production, finance, consultants*
Platinum Studios — *Film/TV, games, graphic novels*



Puzzle Tree Media



The Horror Community is Behind HEF
An Investment With Perks*
FAQ
A View From Above
Meet the Founders

VIDEO TRANSCRIPT (Exhibit D)

HEF HAS THE SOLUTION VIDEO TRANSCRIPT:

What's the problem for investors?

Boring Venture

Low potential Return on Investment (ROI)

No access to the excitement of Hollywood

No real knowledge of the industry

Where's the excitement? Where's the glamor? Where can access to the HIGHEST potential ROI in the industry be found?

HORROR EQUITY FUND HAS THE SOLUTION

HORROR!

Highest ROI in the Entertainment Industry

Original, diverse, Highly vetted content

Research into the market

Risk Mitigation as a primary concern

One stop shop to accelerate to market

Return on Investment

Horror Equity Fund – Insanely Awesome.

Learn more about the Highest ROI segment in Entertainment at:

www.HorrorEquityFund.com

Horror Equity Fund. Insanely Awesome Indeed!

HEF (howling wolf logo)

Sean Patrick Flannery
Hey everybody, my name is Sean Patrick Flannery. And I'm coming to you from the set of the American Fire. You might know me from films like Saw-3D or some other scary horror movies which is why I'm a big supporter of the Horror Equity Fund.
Come on inside, check it out to learn more.

Horror is flexible

Here at Horror Equity Fund, we like to think of horror as a flexible term. From zombies to aliens, from fanatics to ghosts, cannibals to psychos, from possessed dolls to a childs' worst nightmare, insane doctors to killer clowns or is it thrillers that send a chill down your spin? Horror Equity Fund, if it scares, we care.

One Solution Corrected

Crowd funding is the gathering of relatively small amounts of money from large amounts of people to preorder or charitably fund a project or product. But recently, something has dramatically changed in the investment landscape. Horror Equity Fund has been created to tap into this market and provide a robust vehicle for fans, professional creators and investors.

The Horror Equity Fund is creating a virtual supermarket of horror. This supermarket will offer on its shelves an a limited number of professionally vetted film and trans-media projects, TV, graphic novels, library utilization, merchandising, video game projects, author advances and more. All of them horror related, all looking for investment funds and all with potential for great financial returns.

The Horror Equity Fund has the endorsement and involvement of the biggest luminaries in horror. That may seem like scary company to keep but in the world of commercial horror it's worth a bloody gold. Through strategic connections with private companies and related investor networks, projects will be available to a worldwide audience of prescreened project investors.

The Horror Equity Fund is seeking investment funds to assist in the launch of this super market of horror. Don't be scared, ask questions, learn more. Be amazed at this bloody opportunity.

MARLON_TONY_BRIAN

Horror Equity Fund grew from the change in investment regulations and so that hardcore Horror fans could have centralized community.

We brought those elements together, formed a team so that we could assist content creators and mitigate risk for investors.

We founded the company on honesty, transparency and integrity and now we offer fans, content creators and investors access participation and profits.

For the last 7years, every movie with the highest return on investment has been in the Horror genre. Horror Equity Fund has two films completed and we have a slate of projects ready to go. Where the first five across games, live events, Internet, television, publishing, AR and VR, we maximize opportunity while minimizing risk.

My 30+years in the Horror business have led to this moment. You see, Entertainment and Production are coming together in an exciting new way. Horror Equity Fund's content community, the Federation of Horror is preparing to launch. Horror Equity Fund is poised to be the future of Horror for Fans, Creators and Investors.

If you have any questions please don't hesitate contact us at www.horrorequityfund.com

Investing in entertainment doesn't have to be scary, only the project does.

Federation of Horror

Are you a really big fan? Not that kind of fan. Yes, that's more like it, a fan of horror.

Wouldn't it be awesome if you had your own community? A place where you could find amazing content, great contests, discounts and access to all things horror. Where a fan can become a creator and creators can find funding. Wouldn't that be insanely awesome?

Horror Equity Fund introduces the Federation of Horror, where fans of horror, creators of horror, investors in horror can find all things horror.

Bill Oberest

Hi. This is Bill Oberst Jr. and those of us who do horror for a living know that it's a lot fun. It is also very good business. That's why I support the Horror Equity Fund. Come inside to learn more.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Additional Corporate Documents

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:51 PM 07/20/2015
FILED 01:51 PM 07/20/2015
SRV 151068995 - 5789272 FILE

CERTIFICATE OF INCORPORATION

OF

HORROR EQUITY FUND, INC.

ARTICLE I

The name of the corporation is HORROR EQUITY FUND, INC. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 2140 South Dupont Highway, in the city of Camden, county of Kent, Zip Code 19934. The name of its registered agent at such address is Paracorp Incorporated.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

1. Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is 215,625,000 shares, consisting of: 200,000,000 shares of Class A Common Stock, $0.0001 par value per share ("***Class A Common Stock***"), 5,625,000 shares of Class B Common Stock, $0.0001 par value per share ("***Class B Common Stock***" and together with the Class A Common Stock, the "***Common Stock***") and 10,000,000 shares of Preferred Stock, $0.0001 par value per share. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Designation of Additional Shares

2.1 The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("***Certificate of Designation***"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this ARTICLE IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

3. Rights of Class A Common Stock and Class B Common Stock.

3.1 Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

3.2 Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

3.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; *provided, however*, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.4 Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; *provided, however,* that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; *provided, however,* that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this

Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.7 Change of Control Class B Vote. Until the first date on which the outstanding shares of Class B Common Stock represent less than thirty-five percent (35%) of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors, the corporation shall not consummate a Change in Control Transaction (as defined in Section 4 of this ARTICLE IV) without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

3.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the corporation. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder's election to convert required by this **Section 3.8(a)**, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this **Section 3.8(a)** shall be retired by the corporation and shall not be available for reissuance.

(b) Automatic Conversion. (i) Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section 4 of this ARTICLE IV), other than a Permitted Transfer (as defined in Section 4 of this ARTICLE IV), of such share of Class B Common Stock and (ii) all shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the then outstanding shares Class B Common Stock, voting as a separate class (the occurrence of an event described in clause (i) or (ii) of this Section 3.8(b), a "***Conversion Event***"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 3.8(b) of ARTICLE IV shall thereupon be retired by the corporation and shall not be available for reissuance.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the corporation, the corporation may request that the holder of such shares furnish affidavits or other evidence to the corporation as the corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the corporation (in the manner provided in the request) to enable the corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the corporation. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

3.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

3.10 Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 3 or 4 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Restated Certificate of Incorporation or the Bylaws.

4. Definitions. For purposes of this Certificate of Incorporation:

4.1 "Change in Control Transaction" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the corporation of all or substantially all of the corporation's assets; or

(b) the merger or consolidation of the corporation with or into any other entity, other than a merger or consolidation that would result in the Class B Common Stock of the corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

4.2 "Charitable Trust" means a trust that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (whether a determination letter with respect to such exemption is issued before, at or after the Covered Security Date), and further includes any successor entity that is exempt from taxation under Section 501(c)(3) (or any successor provision thereto) upon a conversion of, or transfer of all or substantially all of the assets of, a Charitable Trust to such successor entity (whether a determination letter with respect to such successor's exemption is issued before, at or after the conversion date).

4.3 "Covered Security Date" means the date of filing of this Certificate of Incorporation with the Delaware Secretary of State.

4.4 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendents, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

4.5 "Qualified Stockholder" shall mean (a) the registered holder of a share of Class B Common Stock as of the Covered Security Date; (b) the initial registered holder of any shares of Class B Common Stock that are originally issued by the corporation after the Covered Security Date pursuant to the exercise or conversion of options or warrants or settlement of restricted stock units (RSUs) that, in each case, are outstanding as of the Covered Security Date; (c) each natural person who Transferred shares of or equity awards for Class B Common Stock (including any option or warrant exercisable or convertible into or any RSU that can be settled in shares of Class B Common Stock) to a Permitted Entity that is or becomes a Qualified Stockholder pursuant to subclauses (a) or (b) of this Section 4.5; and (d) a Permitted Transferee.

4.6 "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

4.7 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder, (iii) any other Permitted Entity of such Qualified Stockholder and/or (iv) any entity that is described in Sections 501(c)(3), 170(b)(1)(A), 170(c), 2055(a) or 2522(a) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto), (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, (c) any Charitable Trust created by a Qualified Stockholder, which Charitable Trust was (x) validly created and (y) a registered holder of shares of capital stock of the corporation, in each case prior to the Covered Security Date (whether or not it continuously holds such shares of capital stock or any other shares of capital stock of the corporation at all times before or after the Covered Security Date), (d) the personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor is acting in the capacity as personal representative of such estate, (e) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust, or (f) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust. Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity of that Qualified Stockholder solely by reason of the death of that Qualified Stockholder.

4.8 "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder (or the estate of a deceased Qualified Stockholder) to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or (iii) to such Qualified Stockholder's revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c) by a Qualified Stockholder that is a natural person or revocable living trust to an entity that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a "501(c)(3) Organization") or an entity that is exempt from taxation under Section 501(c)(3) and described in Section 509(a)(3) of United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a "Supporting Organization"), as well as any Transfer by a 501(c)(3) Organization to a Supporting Organization of which such 501(c)(3) Organization (x) is a supported organization (within the meaning of Section 509(f)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto)), and (y) has the power to appoint a majority of the board of directors, provided that such 501(c)(3) Organization or such Supporting Organization irrevocably elects, no later than the time such share of Class B Common Stock is Transferred to it, that such share of Class B Common Stock shall automatically be converted into Class A Common Stock upon the death of such Qualified Stockholder or the natural person grantor of such Qualified Stockholder.

4.9 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

4.10 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) a Family Member of a Qualified Stockholder, (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments, or (d) solely in the case of any such trust established by a natural person grantor prior to the Covered Security Date, any other bona fide trustee.

4.11 "Transfer" of a share of Class B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise. A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. Notwithstanding the foregoing, the following shall not be considered a "Transfer" within the meaning of this ARTICLE IV:

(a) the granting of a revocable proxy to officers or directors of the corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders solicited by the Board of Directors (if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation);

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement (i) is disclosed either in a Schedule 13D filed with the Securities and

Exchange Commission or in writing to the Secretary of the corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; *provided, however*, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time; or

(d) any change in the trustees or the person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock (i) of a Charitable Trust that qualifies as a Permitted Entity pursuant to ARTICLE IV, Section 4.7 above, or (ii) of a Permitted Entity *provided* that following such change such Permitted Entity continues to be a Permitted Entity pursuant to ARTICLE IV, Section 4.7 above.

4.12 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

4.13 "Voting Threshold Date" shall mean 5:00 p.m. (Eastern Time) on the first day falling on or after the date on which the outstanding shares of Class B Common Stock represent less than a majority of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VII

The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor); *provided, however,* that except with respect to proceedings to enforce rights to indemnification, the Bylaws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE VIII

No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; *provided*, that this provision does not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. For purposes of the prior sentence, the term "damages" shall, to the extent permitted by law, include without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, reasonable counsel fees and disbursements). Each person who serves as a director of the Corporation while this Article VIII is in effect shall be deemed to be doing so in reliance on the provisions of this Article VIII and neither the amendment or repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Article VIII are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of directors of the Corporation, as such, whether such limitations or eliminations arise under or are created by any law, rule, regulation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Samuel S. Guzik
1875 Century Park East, Suite 700
Los Angeles, CA 90067

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 20th day of July, 2015.

Samuel S. Guzik, Incorporator

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is Horror Equity Fund, Inc.

and, if different, the name under which the corporation was originally incorporated ______________________.

2. The Registered Office of the corporation in the State of Delaware is located at 108 West 13th Street (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Business Filings Incorporated.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 7/20/2015.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 4th day of June A.D. 2016, at which time its charter became inoperative and forfeited for failure to obtain a registered agent and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: /s/ Marlon Schulman
Authorized Officer

Name: Marlon Schulman
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:21 PM 09/29/2017
FILED 04:21 PM 09/29/2017
SR 20176410340 - File Number 5789272

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:10 PM 10/25/2017
FILED 01:10 PM 10/25/2017
SR 20176781220 - File Number 5789272

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
HORROR EQUITY FUND, INC.

Amendment to Voting Rights of the Class A Common Shares

PURSUANT TO SECTION 242 OF THE DELAWARE GENERAL CORPORATION LAW

Horror Equity Fund, Inc., a corporation organized and existing under Delaware General Corporation Law (hereinafter called the "Corporation"), in accordance with the provisions of Section 242 thereof, DOES HEREBY CERTIFY:

FIRST: These Articles of Amendment were adopted by the Board of Directors on October 1, 2017 in the manner prescribed by the Delaware General Corporation Law. Shareholder action was not required.

SECOND: That pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Articles of Incorporation, as amended, of the Corporation (the "Articles of Incorporation"), the Board of Directors adopted the following resolution on October 1, 2017 designating the Company's Class A Common Stock as "non-voting stock" with no rights to vote on any matter, thus amending Article IV, Section 3 of the Articles of Incorporation as to any reference of voting rights of Common Stock;

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, the Class B Common Stock shall retain voting rights in accordance with Article IV, Section 3.2 of the Articles of Incorporation;

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, the conversion rights of the Class B Common Stock shall be removed and any references thereto;

RESOLVED, FURTHER, that any executive officer of the Corporation be and hereby is authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 1st day of October, 2017

Marlon Schulman, Chairman of the Board of Directors